Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
April 30, 2010
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated April 2, 2010, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-12
1.	Considering the quarterly information provided in your response to prior comment 2, please clarify how you determined that your results of operations did not vary materially from use of the completed contract versus the percentage-of-completion method of accounting. In this regard it appears that use of the completed contract resulted in differences to pre-tax net income for both Q2 and Q4 of the fiscal year ended March 31, 2009 of approximately 12% and 21%, respectively. Please provide your analysis that supports the company’s conclusions that these differences are not material and how you determined that use of the completed contract method of accounting is appropriate for all your construction arrangements.

Ms. Kathleen Collins	-2-

Response:	IIJ respectfully advises the staff that the differences in the results of operations between the completed-contract method (As reported) and the percentage-of-completion method (Pro forma) for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows;
Consolidated Statements of Income

	(JPY thousands)
FY2006
	As reported	Pro forma	Difference

System construction revenue	16,659,629	17,060,119	430,490
System integration revenue	30,527,081	30,957,571	430,490
Total revenue	57,054,581	57,485,071	430,490

Cost of systems integration	23,529,045	23,899,697	370,652
Total cost of sales	45,967,619	46,338,271	370,652

Operating income	3,500,272	3,560,110	59,838
Income before income tax	5,048,688	5,108,526	59,838

FY2007
	As reported	Pro forma	Difference

System construction revenue	18,025,250	18,097,163	71,913
System integration revenue	34,018,093	34,090,006	71,913
Total revenue	66,835,299	66,907,212	71,913

Cost of systems integration	25,543,168	25,605,085	61,917
Total cost of sales	52,882,621	52,944,538	61,917

Operating income	4,759,364	4,769,360	9,996
Income before income tax	4,361,669	4,371,665	9,996

FY2008
	As reported	Pro forma	Difference

System construction revenue	14,658,502	13,833,285	(825,217)
System integration revenue	33,647,097	32,821,880	(825,217)
Total revenue	69,730,730	68,905,513	(825,217)

Cost of systems integration	25,542,758	24,832,246	(710,512)
Total cost of sales	56,145,719	55,435,207	(710,512)

Operating income	2,917,382	2,802,677	(114,705)
Income before income tax	2,034,488	1,919,783	(114,705)

Ms. Kathleen Collins	-3-
The differences to each income before income tax resulting from the use of completed-contract method for the fiscal years ended March 31, 2007, 2008 and 2009 were 1.2%, 0.2% and 5.6%, respectively, and therefore, we believe the differences at the end of each fiscal year were not material. The systems construction which IIJ provides is regularly completed within three months and considering such short durations of arrangements, we concluded that results of operations did not vary materially from those resulting from the use of complete-contract method and the percentage-of-completion method.
Hardware equipment consists of a large portion of the costs of the systems construction that IIJ provides. This hardware equipment is procured at the early stage when the systems construction projects are put in hand. Under such circumstances, we should measure the progress toward completion by excluding the hardware equipment costs in accordance with paragraph 50 of SOP81-1. If we measure the progress toward completion excluding equipment cost, the difference of pre-tax incomes between the completion-contract method and the percentage-of-completion method should be smaller than the difference which we showed in this and the previous response letters.
However, as we did not implement the periodical analysis of the construction progress by sales contracts, it is currently difficult to estimate the exact impact of using the percentage-of-completion method by measuring progress with exclusion of equipment costs. Instead, we simply estimated based on the amount of inventories and the average gross margin related to systems construction and still evaluated that the difference was not material.
For the quarterly analysis, if many systems construction projects concentrate and are put in hand near the end of each quarter, the difference in the results of operations may appear to be large. However, even in such cases, the one-time difference is resolved in the following quarter. Many customers also set their goal to complete their systems construction within the fiscal year. Thus, most of the systems construction projects are completed by the end of the fiscal year and not many are left as work in process.
IIJ conducts an analysis at the end of each fiscal year whether there is any material impact on the results of operations by evaluating each systems construction project and will adjust to the percentage of completion basis on a contract by contract basis if warranted.
* * * * *

Ms. Kathleen Collins	-4-
IIJ acknowledges that:
•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Sincerely,
/s/ Akihisa Watai
Akihisa Watai
Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission)
Izumi Akai
Taniguchi Yoichiro
Sandra Treusdell
(Sullivan & Cromwell LLP)